Exhibit 3.44

OPERATING AGREEMENT

OF

CheckClear L.L.C.

an Oklahoma Limited Liability Company

CheckClear L.L.C.

(an Oklahoma Limited Liability Company)

TABLE OF CONTENTS

Article		Page
I	ORGANIZATIONAL MATTERS	1

II	DEFINITIONS	1

III	CAPITAL CONTRIBUTIONS	3

IV	ALLOCATIONS, DISTRIBUTIONS, VOTING RIGHTS	4

V	MANAGEMENT AND OPERATION OF THE BUSINESS	5

VI	RIGHTS AND OBLIGATIONS OF THE MEMBERS	8

VII	BOOKS, RECORDS, ACCOUNTING AND REPORTS	10

VIII	TAX MATTERS	11

IX	TRANSFER OF UNITS	11

X	ADMISSION OF SUBSTITUTE AND ADDITIONAL MEMBERS	14

XI	DISSOLUTION AND LIQUIDATION	14

XII	ACTION BY MEMBERS; MEETINGS; CONSENTS	15

XIII	GENERAL PROVISIONS	16

	INITIAL EXHIBIT A	20

OPERATING AGREEMENT

OF

CheckClear L.L.C.

THIS OPERATING AGREEMENT is made between the Members listed on Exhibit “A” and the Company to be effective upon the date specified herein. The terms of the Agreement are as follows:

ARTICLE I.

ORGANIZATIONAL MATTERS

Section 1.01. Formation. The Company has been formed as a limited liability company under the Act by the filing with the Secretary of State of the State of Oklahoma of Articles of Organization, and Amended Articles of Organization, which shall be furnished to each Member. The former Operating Agreement of the Company was terminated on May 5, 2004.

Section 1.02. Name and Purpose. The name of the Company is “CheckClear L.L.C.” and the purpose of the Company shall be as stated in the Articles of Organization.

Section 1.03. Agent and Principal Office. The agent and principal office of the Company shall be as stated in the Articles of Organization, subject to change by a Majority Interest of all Members on filing with the Secretary of State. The Company may also maintain offices at such other place or places as the Members deem advisable.

Section 1.04. Term. This Agreement shall commence upon the date set forth herein, and shall continue through the dissolution and liquidation of the Company; provided that the provisions of Section 13.02 shall continue thereafter.

ARTICLE II.

DEFINITIONS

Section 2.01. Definitions. For purposes of this Agreement, the following terms shall have the meanings ascribed to them.

“Act” means the Oklahoma Limited Liability Company Act, 18 Okla.Stat. Supp. 1992), §2001, et seq., as it may be amended from time to time, and any successor to such Act.

“Agreement” means this Operating Agreement, as it may be amended or supplemented from time to time.

“Articles of Organization” means the articles of organization, as amended from time to time, filed by the Company under the Act.

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“Assignee” means a Person to whom a right to distributions has been transferred, by transfer or assignment or otherwise, in a manner permitted under this Agreement, but who has not become a Substitute Member.

“Capital Account” means each capital account maintained for a Member pursuant to Section 3.02.

“Capital Contributions” means the sum of the values of cash and property contributed to the Company by all Members, or any one Member, as the case may be (or the predecessor holders of any interests in the Company).

“Code” means the Internal Revenue code of 1986, as amended, as in effect from time to time.

“Company” means the limited liability company identified in Section 1.02.

“Company Property” means all property owned, leased or acquired by the Company from time to time.

“Distributable Cash” means, with respect to any period, the cash received from operations of the Company, less (i) cash disbursements in operations, and (ii) a reasonable allowance from reserves, contingencies, and anticipated obligations, as determined by the Members . The net cash realized by the Company from the sale, refinancing, or other disposition of all or substantially all of the Company’s Property, after retirement of existing mortgage debt and transactional expenses, shall be considered Distributable Cash.

“Event of Dissolution” has the meaning specified in Section 11.01.

“Income” or “Loss” means the net income or net loss from all sources determined under the book accounting practices prescribed by this Agreement for Capital Accounts.

“Majority Interest” means a majority of the interests in current Income and a majority of the positive balances of the Capital Accounts.

“Member” means those individuals executing this Agreement as Members of the Company on the signature pages.

“Person” means a natural person, partnership, domestic or foreign limited partnership, domestic or foreign limited liability company, trust, estate, association or corporation.

“Substitute Member” means a transferee of an interest who is admitted as a Member to the Company pursuant to Section 9.02 in place of and with all the rights of a Member.

“Tax Item” means each item of income, gain, loss, deduction or credit of the Company for federal tax purposes, as separately stated and calculated pursuant to the Code.

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ARTICLE III.

CAPITAL CONTRIBUTIONS

Section 3.01. Capital Contributions. Each Member shall make the Capital Contribution set forth on Exhibit “A” to this Agreement, which is by this reference incorporated into this Agreement. Except as set forth in Exhibit “A”, no Member shall have any obligation to make any Capital Contributions. No Member may voluntarily make an additional Capital Contribution without the consent of the Members having a Majority Interest. Exhibit “A” shall be amended from time to time to reflect any changes of address, adjustments to the respective Income interests, the admission of any new Members or any changes to the information set forth therein.

Section 3.02. Capital Accounts.

A. The Company shall maintain for each Member a separate Capital Account. As to each Member, such Capital Account shall be increased by (i) the amount of all Capital Contributions by the Member, (ii) the Income allocated to the Member under Section 4.01, and (iii) the amount of any Company liabilities assumed by such Member or secured by any Company Property distributed to the Member, and decrease by (i) the amount of any cash and the value of any Company Property distributed to the Member under Section 4.02, (ii) the Losses allocated to the Member under Section 4.01, and (iii) the amount of any liabilities of such Member assumed by the Company or secured by any property contributed by such Member to the Company.

B. The determination of any liability for purposes of this Section shall be made in accordance with Section 752(a) of the Code and any other applicable provisions of the Code. Property contributed by a Member shall be credited to such Member’s Capital Account at the fair market value of such property. No credit shall be made to the Capital Accounts for services rendered except as may be specifically set forth in this Agreement.

C. An Assignee of an interest will succeed to the Capital Account relating to the interest transferred. However, if the transfer causes a termination of the Company under Section 708(b)(1)(B) of the Code, the Company Property shall be deemed to have been distributed in liquidation of the Company to the Members (including the transferee of an interest) pursuant to Section 11.02 and again contributed by such Members and transferees in reconstitution of the Company. The Capital Accounts of such reconstituted Company shall be maintained in accordance with the principles of this Section 3.02.

D. At such times as may be permitted or required by Treasury Regulations issued pursuant to Section 704 of the Code, the Capital Accounts shall be revalued and adjusted to reflect the then fair market value of Company Property and the Capital Accounts shall be maintained to comply with Treasury Regulations Section 1.704(b)(2)(iv)(f). All allocations of gain resulting from such revaluation shall be made consistent with that regulation, and to the extent not inconsistent therewith, the Income allocation provisions of Section 4.01 hereof.

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E. The foregoing definition of Capital Account and certain other provisions of this Agreement are intended to comply with Treasury Regulations Section 1.704-1(b), and shall be interpreted and applied in a manner consistent with that regulation. Such regulation contains additional rules governing maintenance of capital accounts which are incorporated by this reference into this Agreement.

Section 3.03. Interest. No interest shall be paid by the Company on Capital Contributions, on balances in a Member’s Capital Account, or on any other funds distributed or distributable under this Agreement.

Section 3.04. Right to Withdraw. Any Member may withdraw by notice to the Company, which shall be effective on the last day of the calendar month of receipt, as provided under Section 9.04 of this Agreement.

Section 3.05. Loans. Loans by a Member to the Company shall not be considered Capital Contributions.

ARTICLE IV.

ALLOCATIONS AND DISTRIBUTIONS

Section 4.01. Allocation of Income and Loss.

A. Tax Items for each taxable year shall be allocated among the Members and Assignees in the ratio of the Income interests set forth in Exhibit “A”.

B. Notwithstanding anything to the contrary in this Section 4.01, if there is a net decrease in “minimum gain” {within the meaning of Treasury Regulations Section 1.704-1(b)(4)(iv)(c)} during a fiscal year, all Members who would otherwise have a deficit balance in their Capital Accounts at the end of that year {excluding items described in Treasury Regulations Section 1.704-1(b)(4)(iv)(e)} shall be allocated, before any other allocations of Company items for that year, Income for such year (and if necessary, subsequent years), in an amount and in the proportions necessary to eliminate such deficits as quickly as possible. The foregoing sentence is intended to be a “minimum gain charge back” provision as described in Treasury Regulations Section 1.704-1(b)(4)(iv)(e), and shall be interpreted and applied in all respects in accordance with that regulation.

C. If during any fiscal year of the Company, any Member unexpectedly receives an adjustment, allocation, or distribution of the type described in Treasury Regulations Section 1.704-1(b)(2)(ii)(d)(4), (5), or (6), that Member shall be allocated items of income and gain consistently with the methods specified in any applicable Regulations in an amount and manner sufficient to eliminate that Member’s deficit Capital Account balance as quickly as possible.

D. Under regulations prescribed by the Secretary of the Treasury pursuant to Section 704(c) of the Code, Tax Items shall be allocated to account for any variation between the basis of contributed property and its fair market value at the time of contribution. Any items allocated under this Section 4.01(D) shall not be debited or credited to the Capital Accounts.

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E. Income or Loss attributable to borrowing for which certain Members bear and others do not bear an economic risk of loss shall be allocated among the Members in accordance with the provisions of Treasury Regulations Section 1.704-2.

F. If made in accordance with this Agreement, the transfer of an interest shall be deemed effective as of the end of the month preceding the date of the transfer, unless the transferee and transferor have designated some other month end as the effective time, and the Tax Items attributable to the transferred interest shall, for federal income tax purposes, be allocated accordingly. The Members may revise, alter or otherwise modify the method of allocation as they determine necessary to comply with Section 706 of the Code and regulations or rulings promulgated thereunder.

G. If, and to the extent that, any Member is deemed to recognize Income as a result of any transaction between the Member and the Company pursuant to Section 482, 483, 1272-1274 or 7872 of the Code, or any similar provision now or hereafter in effect, any corresponding resulting Loss or deduction of the Company shall be allocated to the Member who was charged with that Income.

Section 4.02. Distribution of Distributable Cash. Distributions of all Distributable Cash shall be made at least quarterly, unless otherwise agreed by the Members. Any distribution of property shall be treated as a distribution of cash in the amount of the fair market value of such property. Except during the Company’s winding up, distributions shall be made in the ratios of the Income interests. During the Company’s winding up, all cash and other Company Property available for distribution shall be distributed in the ratios of the positive balances in the Capital Accounts, after adjusting the Capital Accounts for the income, gain and loss realized in the winding up, plus the gain or loss that would have occurred on the sale at fair market value of any Company Property distributed in kind.

ARTICLE V.

MANAGEMENT AND OPERATION OF BUSINESS

Section 5.01. Managers. Management of the Company shall be vested in one or more Managers appointed by the Members pursuant to this Agreement. The Members shall determine the number of Managers by election.

Section 5.02. Authority of Managers. A Manager or Managers may exercise all the powers of the Company whether derived from law, the Articles of Organization or this Agreement, except such powers as are vested solely in the Members.

Section 5.03. Restrictions on Managers. Without the specific consent of the Members, no Manager or Managers shall knowingly perform any act that would subject a Member to personal liability.

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Section 5.04. Number, Term and Qualifications. Each Manager shall hold office until his or her successor shall have been appointed. If all Managers have resigned or have been removed from office, the business of the Company shall be managed by the Members until they appoint successor Managers and those appointed have qualified.

Section 5.05. Manner of Acting. If the Company has more than one Manager, the Managers shall strive in good faith to obtain consensus in all material decisions affecting the Company. This obligation shall not, however, impair the validity of any action by an individual Manager exercising his or her business judgment. If the Managers are unable to obtain a consensus about a matter, the Members may decide the matter and cause such action to be taken as is necessary or appropriate.

The Managers may record their decisions in resolutions reciting the action authorized, approved or ratified. Such resolutions may be adopted either by a written consent signed by the Managers or at a meeting at which at least a majority of the Managers are present. The Managers may adopt such procedural rules for the taking of action as they deem appropriate for the conduct of the Company’s business and may act through such officers as are elected by the members, which officers shall serve until their successors are appointed. Officers shall be subject to all restrictions placed upon managers herein.

President. The President, if any, shall be the Chief Operating Officer of the Company. He shall make such reports to the Members and Managers as may be required from time to time. He shall preside at all meetings of the Members and Managers as may be required from time to time.

The President, if any, shall have general and active management of the operations of the Company. He shall perform all such other duties as are incident to the position of Chief Operating Officer, or as properly assigned to him by the Members. He shall have general authority in the affairs of the Company, subject only to the Chairman of the Board, if any.

Vice President. In the absence or disability of the President, the Vice Presidents, if any, in order of their rank as fixed by the Members, shall perform all the duties of the President and, when so acting, shall have all the powers of, and be subject to all the restrictions upon, the President. The Vice Presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the Members. The Members may designate such titles as may be descriptive of their respective functions or indicative of their relative seniority.

Secretary. The Secretary, if any, shall keep or cause to be kept, at the office of the Company or such other place as the Members may order, all records required by law or the Operating Agreement and the book of minutes of all meetings of Members with the time and place of holding, whether regular or special, and, if special, how authorized, notice thereof given, the names of those present at meetings, the number of Units present or represented at meetings, and the proceedings thereof.

The Secretary, if any, shall give, or cause to be given, notice of all meetings of the Members required by the Operating Agreement or by law to be given, and he shall keep the seal of the Company in safe custody. He shall also sign, with the President or Vice President, all contracts, deeds, licenses and other instruments when so ordered. He shall make such reports to the Members as they may request and shall also prepare such reports and statements as are required by the laws of the State of Oklahoma and shall perform such other duties as may be prescribed by the Members or by the Operating Agreement.

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The Assistant Secretary or Secretaries, if any, shall perform the duties of the Secretary in the case of his absence or disability and such other duties as may be specified by the Members.

Treasurer. The Treasurer, if any, shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the Company, including account of its assets, liabilities, receipts, disbursements, gains, losses, capital, surplus and shares. The books of account shall at all reasonable times be open to inspection by any Member.

The Treasurer shall deposit all monies and other valuables in the name and to the credit of the Company with such depositories as may be designated by the Members. He shall disburse the funds of the Company as may be ordered by the Members or authorized officers, shall render to the President and Members, whenever they request it, an account of all of his transactions as Treasurer and of the financial condition of the Company, and shall have such other powers and perform such other duties as may be prescribed by the Members or the Operating Agreement.

The Assistant Treasurer or Treasurers shall perform the duties of the Treasurer in the event of his absence or disability and such other duties as the Members may determine.

Section 5.06. Competing Interests.

A. Each Manager and his or her Affiliates may have business interests and engage in business activities for his or her own account or for the account of others in addition to those relating to the Company, including business interests and activities in direct competition with the Company. No provision of this Agreement shall be deemed to prohibit the Manager from conducting such businesses and activities. Neither the Company, the Members nor the other Managers shall have any rights by this Agreement in any business ventures of the competing Manager.

B. No contract or transaction between the Company and one or more of its Managers or Affiliates of a Manager shall be void or voidable solely for this reason, or solely because the Manager is present at or participates in the meeting that authorizes the contract or transaction, or solely because his or their votes are counted for such purpose if:

(i) The material facts as to his or her relationship or interest and as to the contract or transaction are disclosed or are known to the disinterested Managers, and the disinterested Managers in good faith authorize the contract or transaction by the affirmative votes of a majority of the disinterested Managers, even though the disinterested Managers be less than a quorum; or

(ii) The contract or transaction is fair as to the Company as of the time it is authorized, approved or ratified, by the disinterested Managers.

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C. The Managers may in their discretion delegate all or any portion of the authorization, approval or ratification process to a committee or special independent counsel chosen for such purpose. Common or interested Managers may be counted in determining the presence of a quorum at a meeting of the Managers that authorizes the contract or transaction.

D. In any contract or transaction approved under this Section, the Managers shall not be accountable to the Company for any profit or benefit derived by him or her from the contract or transaction.

Section 5.06. Outside Activities. Each Manager agrees to give the Company the first opportunity to participate in any business opportunity within the scope of business then being conducted by the Company; provided that the decision of the Members to decline such opportunity shall be conclusive.

Section 5.07. Limitation on Liability. No Manager of the Company shall be liable to the Company or its Members for monetary damages for breach of fiduciary duty; provided, however, that nothing contained in this Agreement shall eliminate or limit the liability of a Manager (i) for any breach of his or her duty of loyalty to the Company or its Members, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of the law, and (iii) for any transaction from which the Manager derived an improper personal benefit.

ARTICLE VI.

RIGHTS AND OBLIGATIONS OF THE MEMBERS

Section 6.01. Limitation on Liability. Neither a Member (including a Managing Member) nor an agent of the Company (including a Person having more than one such capacity) shall be liable for any debts, obligations, or liabilities of the Company or of each other, whether arising in tort, contract or otherwise, solely by reason of being a Member, a Managing Member or agent or acting (or omitting to act) in such capacities or participating (as an employee, consultant, contractor or otherwise) in the conduct of the business of Company. Each of the Members shall be liable only to make payment of his or her respective Capital Contribution and other payments as expressly provided in this Agreement. No Member shall be required to lend funds to the Company or, after such Member’s Capital Contribution has been paid, except as required by this Agreement, to pay any further Capital Contribution, assessment or payment to the Company.

Section 6.02. Rights of Member Relating to the Company.

A. Subject to the restrictions of Section 6.03, this Agreement may be amended only by the Members.

B. In addition to other rights provided by this Agreement or by applicable law, a Member shall have the right on demand and at such Member’s own expense:

(i) To obtain any and all information regarding the status of the business and financial condition of the Company;

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(ii) Promptly after becoming available, to obtain a copy of the Company’s federal, state, and local income tax returns for each year;

(iii) To have furnished to it a current list of the name and last known business, residence or mailing address of each Member;

(iv) To obtain information regarding the Capital Contributions made by each Member;

(v) To receive a copy of this Agreement and the Articles of Organization and all amendments, together with copies of any powers of attorney pursuant to which this Agreement, the Articles of Organization, and all amendments that have been executed; and

(vi) To inspect and copy any of the Company’s books and records and obtain such other information regarding the affairs of the Company during normal business hours.

C. Services to Company. The Company shall reimburse each Member for reasonable expenses directly incurred for the Company, and, if the other Members agree, shall compensate each member for services rendered. Compensation paid to Members shall be reported for tax purposes on Schedule K-1 to Form 1065.

Section 6.03. Restrictions on Powers. Except as otherwise provided in this Agreement or required by law, a Member shall lack the power and authority to act for or to bind the Company or any other Member, if such action would change the Company to a general partnership, change the limited liability of a Member, or affect the status of the Company for federal income tax purposes.

Section 6.04. Indemnification.

A. Company Indemnity. The Company may indemnify and hold harmless its Members, their respective Affiliates, its Managers, its Officers, employees and agents (each an “Indemnitee”) from and against any and all losses, claims, demands, costs, damages, liabilities, joint and several, expenses of any nature (including attorneys’ fees and disbursements), judgments, fines, settlements, penalties and other expenses actually and reasonably incurred by the Indemnitee in connection with any and all claims, demands, actions, suits or proceedings, civil, criminal, administrative or investigative, in which the Indemnitee may be involved, or threatened to be involved, as a party or otherwise, by reason of the fact that the Indemnitee is or was a Member or Manager of the Company or is or was an employee or agent of the Company, including Affiliates of the foregoing, arising out of or incidental to the business of the Company, provided (i) the Indemnitee’s conduct did not constitute willful misconduct or recklessness, (ii) the action is not based on breach of this Agreement, (iii) the Indemnitee acted in good faith and in a manner he, she or it reasonably believed to be in, or not opposed to, the best interests of the Company and within the scope of such Indemnitee’s authority, and (iv) with respect to a criminal action or proceeding, the Indemnitee had no reasonable cause to believe its conduct was unlawful. The termination of any action, suit, or proceeding by judgment, order, settlement conviction, or upon a plea of nolo contendere, or its equivalent, shall not, in and of itself, create a presumption or otherwise constitute evidence that the Indemnitee acted in a manner contrary to that specified above.

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B. Advancement of Expenses. The Company may advance expenses incurred by an Indemnitee in defending any claim, demand, action, suit or proceeding subject to this Section 6.04 prior to the final disposition of such claim, demand, action, suit or proceeding if the Company determines that the Indemnitee will more likely than not be able to demonstrate compliance with the standard of conduct set forth in paragraph (A) and receives an undertaking by the Indemnitee to repay amounts advanced if such person is ultimately determined to be not entitled to indemnification. The determination shall be made by the disinterested Members or special legal counsel specifically retained for the making of the determination.

C. Non-Exclusivity. The indemnification provided by this Section shall be in addition to any other rights to which the Indemnitee may be entitled under any agreement, vote of the Members, as a matter of law or equity, or otherwise, and this indemnification shall inure to the benefit of the successors, assignees, heirs, personal representatives and administrators of the Indemnitee.

D. Insurance. The Company may purchase and maintain insurance, at the Company’s expense, on behalf of any Indemnitee against any liability that may be asserted against or expense that may be incurred by an Indemnitee in connection with the activities of the Company regardless of whether the Company would have the power to indemnify such Indemnitee against such liability under the provisions of this Agreement.

E. Definition of Affiliate. “Affiliate” means any Person that directly or indirectly controls, is controlled by, or is under common control with, such Person. “Control” means either (i) the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a Person, whether through ownership of voting securities, by contract or otherwise, or (ii) a direct or indirect equity interest of ten percent (10%) or more in the Person.

ARTICLE VII.

BOOKS, RECORDS, ACCOUNTING AND REPORTS

Section 7.01. Books and Records. Appropriate books and records with respect to the Company’s business, including, without limitation, all books and records necessary to provide to the Member any information, lists and copies of documents required to be provided pursuant to Section 6.02, shall at all times be kept at the principal office of the Company or at such other laces as agreed to by the Members. Without limiting the foregoing, the following shall be maintained at the Company’s principal office: (i) a current list of the full name and last known business address of each Member and Manager (if any), (ii) copies of records that would enable a Member to determine the relative voting rights of the Members, (iii) a copy of the Articles of Organization, and any amendments, (iv) copies of the Company’s federal, state, and local income tax returns and reports, if any, for the three (3) most recent years, (v) the minutes of all meetings of the Members, all written consents in lieu of meetings, and all minutes, consents or other records relating to actions of the Managers or Managing Members, if any, and (vi) copies of any financial statements of the

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Company for the three (3) most recent fiscal years. Any records maintained by the Company in the regular course of its business may be kept on, or be in the form of, magnetic tape, photographs or any other information storage device, provided that the records so kept are convertible into clearly legible written form within a reasonable period of time.

Section 7.02. Accounting. The Company shall maintain its books in accordance with generally accepted accounting principles, provided that the Company may use accounting methods and principles permitted for income tax purposes, including the cash method of accounting, and shall maintain the Capital Accounts in compliance with Section 704 of the Code.

ARTICLE VIII

TAX MATTERS

Section 8.01. Taxable Year. If permitted by the Code, the taxable year of the Company shall be the calendar year, unless otherwise determined by the Members.

Section 8.02. Tax Matters Partner. The Manager having principal responsibility for keeping the financial accounts of the Company (or in the absence of such person, the Member acting as the chief executive officer of the Company) shall have the sole and complete duty to collect, remit, or withhold all sales, use, income or other taxes payable by the Company, and shall be the “Tax Matters Partner” (as defined in Section 6231 of the Code). The Tax Matters Partner is authorized and required to represent the Company, at the Company’s expense, in connection with all examinations of the Company’s affairs by tax authorities, including resulting administrative and judicial proceedings. Each Member and Manager agrees to cooperate with the Tax Matters Partner, and to do or refrain from doing any or all things reasonably required by the Tax Matters Partner to conduct such proceedings.

Section 8.03. Taxation as a Partnership. No election shall be made by the Company or any Member or Manager of the Company to be excluded from the application of any provision of Subchapter K, Chapter 1 of Subtitle A of the Code, or from any similar provisions of any state tax laws.

ARTICLE IX

TRANSFERS, REDEMPTION AND REPURCHASES OF INTERESTS

Section 9.01. Restricted and Unrestricted Transfers.

A. A Member holding a restricted interest shall not transfer his or her interest in the Company, in whole or in part, except by intestate succession or testamentary disposition, through a decree or judgment from a court of competent jurisdiction, or as permitted under Section 9.02. This restriction on transfer shall not prohibit a Member from assigning some or all of the economic rights associated with his or her interest; provided, however, that such assignment shall not entitle the Assignee to any of the other rights of the assigning Member until and unless the Assignee is admitted as a Substitute Member of the Company.

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B. A Member holding an unrestricted interest may transfer his or her interest in the Company, in whole or in part. Upon receipt of documents evidencing the terms of the transfer, the Company shall promptly record the transfer in the books and records of the Company, and the Assignee of such interest shall then become a Substitute Member with respect to the interest assigned.

C. An interest is restricted or unrestricted as noted in Exhibit “A”. If not so noted, an interest shall be restricted.

Section 9.02. Transfer of Interests by a Member; Substitute Members.

A. A Member may transfer a restricted interest under this Section upon satisfaction of the following conditions:

(i) No Member shall sell, transfer, or otherwise dispose of (“sell”) all or any part of his interest in the Company without first giving written notice to the Company and all other Members of the name of the person to whom he intends to sell his interest, the purchase price and all other terms of the proposed sale (“Notice”). Within fifteen (15) days after the receipt of the Notice, the other Members shall have the right, in the proportion their units holdings bear to the total outstanding units of the Company, less the units of the party desiring to sell (“party’s proportionate share”), but not the obligation, exercisable in writing, to purchase the interests of the party desiring to sell on substantially the same proportionate terms and conditions as contained in the Notice. If no Members or less than all of the Members exercise their rights by giving written notice to the selling party within fifteen (15) days after receipt of the Notice, then the Company shall have the option to purchase selling party’s entire interest or the remaining part thereof upon the same or proportionate terms and conditions contained in the Notice. This option must be exercised by giving written notice to selling party within thirty (30) days from receipt the Notice. If the Members or the Company do not exercise any of the above options, then the selling party shall be free to sell his interest to the person or persons identified in the Notice and on the terms and conditions only as specified in the Notice and subject to all other terms and conditions of this Agreement. If the sale is not consummated within sixty (60) days following the Company’s receipt of the Notice or if the terms of sale are different from those stated in the Notice, such transfer will not be made without again giving the Company and the other Members prior notice and the rights of first refusal as provided herein.

(ii) The non-transferring Members holding a Majority Interest consent to the Assignee’s admission as a Substitute Member. The consent shall be evidenced by a written instrument, dated and signed by the Members;

(iii) The Assignee and the transferring Member shall execute and file with the Company all documents evidencing the terms of the transfer; and

(iv) The Assignee and the transferring Member shall have fulfilled all other requirements of this Agreement.

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B. Unless otherwise stated in writing, a transferor or assignor is presumed to have given the transferee or Assignee the right to apply to become a Substitute Member. The admission of an Assignee as a Substitute Member shall become effective on the date that the admission is recorded in the books and records of the Company. Any Member who purports to transfer all his or her interest in the Company shall cease to be a Member only when the Assignee is admitted as a Substitute Member. Until that time, the transferring Member shall continue to have all rights and obligations of a Member, except those rights to distributions that were transferred or assigned.

C. In no event shall any interest be transferred to a minor or any incompetent, except by intestate succession or testamentary disposition or through a decree or judgment from a court of competent jurisdiction.

D. Any holder of an interest, including a right to distributions or charging order, shall be deemed conclusively to have agreed to comply with and be bound by all terms and conditions of this Agreement, with the same effect as if such holder had executed an express acknowledgment thereof, whether or not such holder in fact has executed such an express acknowledgment.

E. Subject to the provisions of subsection (D) and Article XI, the holder of an interest acquired by intestate succession or testamentary disposition, or through a decree or judgment from a court of competent jurisdiction, shall become a Substitute Member without the necessity of the Member’s consent.

Section 9.03. Prohibited Transfers and Assignments. No transfer or assignment shall be made if the transfer or assignment (i) would violate applicable federal and state securities laws or regulations, (ii) would materially adversely affect the classification of the Company as a partnership for federal or state income tax purposes, or (iii) would affect the Company’s qualification as a limited liability company under the Act.

Section 9.04. Redemption or Repurchase of a Dissociated Member’s Interest. Upon the death, disability, withdrawal, expulsion, bankruptcy or dissolution of a Member (such Member sometimes called a “Dissociated Member”), the remaining Members may elect, within thirty (30) days of notice or actual knowledge of such event, to purchase the Dissociated Member’s interest on such terms and conditions as the remaining Members and the Dissociated Member or the legal representative of the Dissociated Member may agree. If the remaining Members and the Dissociated Member (or such legal representative) do not agree, the remaining Members shall have an option (to be exercised within 60 days after the Event of Dissolution by giving notice to the Dissociated Member or such legal representative) to purchase the interest for a cash purchase price determined by the Company based on the value of the Capital Account of the Dissociated Member, as of the end of the calendar month preceding the Event of Dissolution, adjusted as if: (i) all Company Property were sold at fair market value; (ii) all liabilities of the Company were paid; (iii) the Company was liquidated in accordance with the provisions of Section 11.03; and (iv) any reasonable damages suffered by the Company because of the dissociation or wrongful acts of a Dissociated Member were reduced to judgment and charged against the Dissociated Member’s Capital Account (as adjusted, the “Redemption Price”). If the interest of the Dissociated Member is not purchased by negotiated transaction or option exercise, the Company shall pay the Dissociated

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Member the Redemption Price for his or her Capital Account by retiring the Redemption Price out of distributions that would have been allocable to the Dissociated Member but for the dissociation until the amount due by reason of the dissociation is paid in full; provided, however, that the Dissociated Member shall be considered a creditor of the Company and all other statutory or contractual rights associated with the former Member’s interest shall cease.

ARTICLE X

ADMISSION AND EXPULSION OF MEMBERS

Section 10.01. Admission of Additional Members. The Company may admit an additional Member by accepting Capital Contributions from such Member on such terms and conditions as are approved by the Members. No Member shall have a preemptive or other right to make a capital contribution unless authorized by contract or the consent of the Members. Notwithstanding any other terms herein, membership units in the Company equal in number to twenty five percent (25%) of the outstanding units of ownership in the Company as of the date of the original Schedule A hereto are reserved for employees, with the issuance and vesting of said units to be at the discretion of the Manager(s). Employees receiving membership units in such fashion shall be considered admitted as Members as of the date their units become fully vested.

Section 10.01. Expulsion of Members. Members holding a Majority Interest may expel a Member with or without cause subject to the provisions of Section 9.04.

ARTICLE XI

DISSOLUTION AND LIQUIDATION

Section 11.01. Event of Dissolution. The Company shall dissolve and its affairs shall be wound up upon the earlier of: (i) the time specified in the Articles of Organization; (ii) the effective date of articles of dissolution adopted by the written consent of the Members holding a Majority Interest; or (iii) the entry of a decree of judicial dissolution under Section 2038 of the Act (an “Event of Dissolution”). The Company shall thereafter conduct only activities necessary to wind up its affairs as provided under the Act.

Section 11.02 Method of Winding Up. Upon dissolution of the Company, the Company shall liquidate and wind up its affairs. The Members shall continue to share profits and losses during the period of liquidation and winding up the same proportion as before commencement of winding up and dissolution. The proceeds from the liquidation and winding up shall be applied in the following order of priority:

A. To creditors, including Members who are creditors, to the extent permitted by law, in satisfaction of liabilities of the Company other than liabilities to Members on account of their Capital Contributions or on account of a Member’s withdrawal from the Company or pursuant to a withdrawal of capital; and

B. The balance, to Members in accordance with this Agreement.

Unless the Members shall determine otherwise, all distributions will be made in cash, and none of the Company Property will be distributed in kind to the Members.

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Section 11.03. Filing Articles of Dissolution. When an event set forth in Section 11.02 occurs, the Company shall file Articles of Dissolution as required by the Act, and shall take whatever other action may be advisable or proper to carry out the liquidation and winding up the Company.

Section 11.04. Return of Capital. The return of Capital Contributions shall be made solely from Company Property.

ARTICLE XII.

ACTION BY MEMBERS; MEETINGS; CONSENTS

Section 12.01. Action by Members. Whenever this Agreement references an action to be taken by the Members, such reference presumes that the vote or consent of Members having a Majority Interest is sufficient to take such action, unless a different vote is specifically required by this Agreement. With the vote or consent of a Majority Interest, the Members may amend this Agreement, unless the provision to be amended requires action by a greater vote, in which case the same greater vote shall be required to amend that provision.

Section 12.02. Meetings. Meetings may be called by any Member or a Managing Member, by giving at least five (5) days’ prior notice of the time, place and purpose of the meeting to all Members.

Section 12.03. Adjournment. When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place are announced at the meeting at which the adjournment is taken, and such adjournment does not extend for more than forty-five (45) days. At the adjourned meeting, the Company may transact any business that might have been transacted at the original meeting. If the adjournment is for more than forty-five (45) days, a notice of the adjourned meeting shall be given in accordance with this Section 12.03.

Section 12.04. Waiver of Notice; Consent to Meeting. The action taken at any meeting, however called and noticed, and whenever held, are as valid as though the action was taken at a meeting duly held, if a quorum is present either in person or by proxy, and if, Members having a Majority Interest approve by signing a written waiver of notice or an approval to the holding of the meeting or an approval of the minutes thereof. All waivers, consents, and approvals shall be filed with the Company records or made a part of the minutes of the meeting. A Member’s attendance at a meeting shall constitute a waiver of notice of the meeting, except when such Member objects, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened; and except that attendance at a meeting is not a waiver of any right to object to the consideration of matters required to be included in the notice of the meeting, but not so included, if the objection is expressly made at the meeting.

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Section 12.05. Quorum. Members having a Majority Interest, represented in person or by proxy, shall constitute a quorum at a meeting of the Members. In the absence of a quorum, any meeting of Members may be adjourned from time to time by the Members represented either in person or by proxy, but no other matters may be proposed, approved or disapproved, except as provided in Section 12.03.

ARTICLE XIII

GENERAL PROVISIONS

Section 13.01. Notices. Any notice, demand, request or report required or permitted to be given or made to a Member or Manager under this Agreement shall be in writing and shall be deemed given or made when delivered in person or when sent by first-class mail, overnight delivery, facsimile transmission, or other suitable means to the Member or Manager to the address shown on the records of the Company. Any notice, payment, or report to be given or sent to a Member or Manager shall be deemed conclusively to have been given or sent, upon posting or transmitting of such notice, payment, or report to the address shown on the records of the Company, regardless of any claim of any Person who may have an interest by reason of an assignment or otherwise.

Section 13.02. Resolutions of Controversies and Claims. In the event of any controversy or claim, whether based on contract, tort, statute, or other legal or equitable theory (including any claim of fraud, misrepresentation, or fraudulent inducement), arising out of or related to the corporate contract between and among the Company, its Members, Manager, employees or agents (as the contract is embodied under the Articles of Organization, this Agreement, resolutions, the Act and the common law at the time of the acts giving rise to the controversy or claim) (“Dispute”), the parties agree as follows:

A. Mediation. If the Dispute cannot be resolved by negotiation, the parties agree to submit the Dispute to mediation by a mediator selected by the parties. If the parties are unable to agree upon a mediator, the American Arbitration Association shall appoint the mediator. In any event, the mediation shall take place within thirty (30) days of the date that a party gives the other party written notice of its desire to mediate the Dispute.

B. Arbitration.

(i) If not resolved by mediation, the parties shall resolve the Dispute by arbitration pursuant to this Section and the then-current rules and supervision of the American Arbitration Association. The arbitration shall be held in Oklahoma City, Oklahoma before a single arbitrator. The arbitrator may order the parties to exchange copies of exhibits and copies of witness lists in advance of the arbitration hearing. The arbitrator shall, however, have no other power to order discovery or depositions unless and then only to the extent that all parties otherwise agree in writing. The arbitrator’s decision and award shall be final and binding and may be entered in any court having jurisdiction. The arbitrator shall not have the power to award, and no one subject to this Section shall seek an award of, punitive, exemplary, or consequential damages, or any damages excluded by or in excess of any damage limitations expressed in this Agreement or any subsequent agreement between the parties. To prevent irreparable harm, the arbitrator may grant temporary or permanent injunctive or other equitable relief.

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(ii) Issues of arbitrarity shall be determined in accordance with the federal substantive and procedural laws relating to arbitration. All other aspects of the Agreement shall be interpreted in accordance with, and the arbitrator shall apply and be bound to follow, the substantive laws of the State of Oklahoma. Each party shall bear its own attorneys’ fees associated with negotiation, mediation, and arbitration, and other costs and expenses shall be borne as provided by the rules of the American Arbitration Association. If court proceedings to stay litigation or compel arbitration are necessary, the party who unsuccessfully opposed such proceedings shall pay all associated costs, expenses, and attorneys’ fees reasonably incurred by the other party.

C. Confidentiality. Neither a party, witness, nor the arbitrator may disclose the facts of the underlying Dispute or the contents or results of any negotiation, mediation, or arbitration without the prior written consent of all parties, except as necessary (and then only to the extent required) to enforce or challenge the settlement agreement or the arbitration award or to comply with legal, financial or tax reporting requirements.

D. Limitations on Actions. No party may bring a claim or action, regardless of form, arising out of or related to this Agreement, including any claim of fraud, misrepresentation, or fraudulent inducement, more than one (1) year after the cause of action accrues, unless the injured party could not have reasonably discovered, and did not discover, the basic facts supporting the claim within one (1) year.

E. Covered Parties. The duties to mediate and arbitrate shall extend to any Managing Member, officer, employee, shareholder, principal agent, trustee in bankruptcy or otherwise, affiliate, subsidiary, third-party beneficiary, or guarantor of a party making or defending a claim that would otherwise be subject to this Section. Unless the context otherwise requires, references to party or parties within this Section shall include the foregoing persons, provided, however, that the specific provisions regarding the allocation of costs in paragraph (B)(ii) shall not preclude any rights to indemnification, reimbursement, contribution or other similar benefits held by the foregoing persons.

F. Severability. If any part of this Section is held to be unenforceable, it shall be severed and shall not affect either the duties to mediate and arbitrate or any other part of this Section.

Section 13.03. Captions. All article and section captions in this Agreement are for convenience only. They shall not be deemed part of this Agreement and in no way define, limit, extend or describe the scope or intent of any provisions. Except as specifically provided otherwise, references to “Articles” and “Sections” are to Articles and Sections of this Agreement.

Section 13.04. Pronouns and Plurals. Whenever the context may require, any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa.

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Section 13.05. Further Actions. The parties to this Agreement shall execute and deliver all documents, provide all information and take or refrain from taking action as may be necessary or appropriate to achieve the purposes of this Agreement.

Section 13.06. Binding Effect. This Agreement shall be binding upon and inure to the benefit of the parties and their heirs, executors, administrators, successors, legal representatives and permitted assignees.

Section 13.07. Integration. This Agreement constitutes the entire agreement among the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements and understandings pertaining to this Agreement.

Section 13.08. Waiver. No failure by any party to insist upon the strict performance of any covenants, duty, agreement or condition of this Agreement or to exercise any right or remedy arising from a breach shall constitute waiver of any such breach or any other covenant, duty, agreement or condition.

Section 13.09. Counterparts. This Agreement may be executed in counterparts, all of which together shall constitute an agreement binding on all the parties, notwithstanding that all such parties are not signatories to the original or the same counterpart. Each party shall become bound by this Agreement immediately upon affixing its signature, independently of the signature of any other party.

Section 13.10. Applicable Law. Except as provided in Section 13.02, this Agreement shall be construed in accordance with and governed by the laws of the State of Oklahoma, without regard to its principles of conflict of laws.

Section 13.11. Invalidity of Provisions. If any provision of this Agreement is or becomes invalid, illegal, or unenforceable in any respect, the validity, legality, and enforceability of the remaining provisions shall not be affected.

The Company and its Members sign and adopt this Agreement effective as of the 5th day of May, 2004, by execution hereof.

CheckClear L.L.C.

Paul T. Danola, Manager

/s/ Paul T. Danola

Michael D. Hayford, Manager

/s/ Michael D. Hayford

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Mark Craig, Manager

/s/ Mark Craig

(Being all of the Managers of CheckClear L.L.C.)

Member: Advanced Financial Solutions, Inc.
Successor by Merger to Mirror Acquisition Corp.

/s/ Gary Nelson
Gary Nelson., President

(Being all of the Members of the Company)

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Exhibit A

to

CheckClear L.L.C. Operating Agreement

Member Name and Address	Ownership Units	Ownership Percent
Advanced Financial Solutions, Inc.,
Successor by merger to
Mirror Acquisition Corp.
c/o President	10,000	100
1200 Sovereign Row
Oklahoma City, Oklahoma 73108

CheckClear L.L.C. Operating Agreement	1